UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as exhibits are the following documents related to the 2023 Annual General Meeting of Shareholders of Seadrill Limited to be held on November 17, 2023: as Exhibit 99.1, a copy of the press release of Seadrill Limited, dated October 3, 2023; as Exhibit 99.2, a copy of the Chair of the Board of Directors’ Letter to Shareholders; as Exhibit 99.3, a copy of the Notice of 2023 Annual General Meeting of Shareholders, dated October 3, 2023; as Exhibit 99.4, a copy of the Proxy Statement of Seadrill Limited, dated October 3, 2023; and as Exhibits 99.5 and 99.6, copies of the Proxy Cards for the 2023 Annual General Meeting of Shareholders.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
99.1	Press release, dated October 3, 2023

99.2	Letter to Shareholders

99.3	Notice of 2023 Annual General Meeting of Shareholders, dated October 3, 2023

99.4	Proxy Statement of Seadrill Limited, dated October 3, 2023

99.5	Proxy Card (Broadridge)

99.6	Proxy Card (DNB)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 3, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.